May 21, 2009

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed: February 26, 2009
File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated May 5, 2009, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2008. For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

1.	We note from your response to comment 1 that in your Global Signal acquisition you calculated the fair value of the in-place customer site rental contracts using four pools with one pool representing in excess of 95% of the total fair value allocation to intangible assets. We believe paragraph 39 of SFAS 141 requires that each acquired contract be recognized as an intangible asset. Explains to us how your methodology complies with GAAP.

Company Response:

By way of background and in summation of certain relevant points discussed by the Company with the Staff on the call on May 19, 2009, the Company’s recognized intangible assets for in-place customer site rental contracts (“customer contracts”) relate to the rental of space by customers for their antennas and other telecommunication equipment on the Company’s U.S. towers (including 10,749 acquired from Global Signal, or approximately 48% of the Company’s 22,500 U.S. towers). The fair value for customer contract intangible assets recorded in business combinations is comprised of (1) the current term of the in-place contracts, (2) the expected exercise of the renewal provisions contained within the existing current contracts, which automatically occur under contractual provisions, and (3) any associated relationship that is expected to generate value following the expiration of all renewal periods under current contracts. The value of the third component of the fair value is demonstrated by the fact that the valuation model used to determine fair value includes economic benefits in excess of the typical contractual terms for customer contracts, including renewals, of 25-35 years. For instance, in the Global Signal acquisition, the largest pool of assets included economic benefits for a period in excess of 80 years, with approximately 90% of the fair value attributable to 35 years of economic benefits.

The Company believes recognizing the fair value of customer contracts using pooled groups complies with GAAP because the customer contracts are (i) generally homogenous both from an economic and a legal perspective and (ii) most of the operating costs of a tower are fixed and not identifiable to a customer contract. Further, the Company understands that determination of fair value using pooled groups is common practice in the tower sector. The homogenous nature of the customer contracts include the (1) customer base, (2) economics and (3) customer attrition rates (“churn rates”) as outlined below.

1.	Customer base. The Company’s site rental revenues are predominately derived from wireless carriers offering voice and data services and are pursuant to master lease agreements (“MLA’s”). Approximately 75% of the Company’s 2008 U.S. site rental revenues, both on a consolidated basis and from the customer contracts acquired in the Global Signal acquisition, were derived from the four largest wireless carriers in the U.S. The MLA’s are generally very similar from customer to customer and include terms, conditions and pricing parameters for the individual site license agreements (of which the Company has approximately 61,000, including 28,000 from the Global Signal acquisition). The customer pricing is substantially similar across the Company’s portfolio and is based upon the relative size and weight of the customer’s antennas and other communication equipment installed on the tower.

2.	Economics. The Company’s customer contracts are generally similar for each customer with respect to initial pricing and related subsequent periodic escalation in the rental rate. The customer contracts’ rental prices generally escalate annually, at an average rate of approximately 3% per year, either based upon fixed stated rates or rates based upon the consumer price index. The Company also generally does not distinguish pricing based on location (higher or lower height) of its marketable space on individual towers. The expected life of customer contracts is also similar, generally having initial terms of 5-15 years with multiple renewal periods of 5-10 years each that extend the entire contractual term to 25-35 years. The trend appears to be toward longer term customer contracts with the majority of the Company’s recently renewed contracts having a fixed term of 15 years. Other terms and conditions are also generally similar and include, in no particular order, access rights, quiet enjoyment, default and notice provisions, renewal provisions, assignment rights, contingencies and insurance requirements. See also the response to comment 4.

3.

Churn rates. The Company has experienced extremely low annual churn rates of approximately 2% since its inception, which is a small fraction of the consumer churn rates realized by the Company’s wireless carrier customers or by those in many other industries. As a result, the customer contracts do not consume economic benefits rapidly. In the Global Signal acquisition, which accounts for 90% of the customer contract intangible assets, the valuation model used to determine fair value of the intangible assets related to customer contracts assumed a combined customer churn rate of less than 3% annually for all pools based upon historical churn rates determined at the time of the acquisition. Those low churn rates have continued since the date of the Global Signal acquisition. The Company believes it has historically experienced low churn rates for a variety of reasons, including: (1) the critical location of the Company’s towers within the wireless carriers networks, (2) cost associated with relocation by a customer of its equipment to another tower, (3) zoning and other barriers associated with construction of new towers, and (4) customer contracts generally only provide for limited customer termination rights through the current term.

The Company also believes that the use of pooled groups complies with GAAP because most of the costs of operating a tower are fixed costs that are not identifiable from one customer contract to another customer contract on a tower. See response to comment 2 for a further discussion of the fixed costs and the interdependency of the tower asset and customer contracts.

Staff Comment:

2.	You also state that the Company evaluates impairment for its customer site rental contracts by pooled group. We do not understand why a customer lease contract is not the lowest level for which identifiable cash flows are largely independent of other assets and liabilities. Please advise us further or revise.

Company Response:

The Company respectfully directs the Staff to its response to comment 1 for a discussion of the factors that the Company considered in its evaluation of the unit of account for its impairment analysis related to customer contracts. Specifically, please see the discussion regarding the homogeneous nature of the customer contracts, the use of MLA’s, and the related discussion of the churn rates experienced by the Company for those customer contracts.

Individual customer contracts are generally not independent of the Company’s other assets and liabilities as a result of interdependencies between the Company’s revenue-producing activities, tower assets and operating activities. More specifically, the customer contacts are interdependent on the underlying tower asset, which can accommodate multiple customers and have fixed operating costs such as ground lease expense, property taxes, repairs and maintenance, and employee compensation and related benefits.

This interdependency of the Company’s revenue-producing activities, tower assets and operating activities is the centerpiece of the Company’s business model, which contemplates the installation of additional customers on its towers as wireless carriers deploy and improve their wireless networks. Incremental margins on the additional customers added to the Company’s towers have historically been in excess of 85% and the percentages work in reverse when a customer comes off a tower. The lack of identifiable costs and nexus between a customer contract and most costs further drives the use of pooled groups for customer contracts. In order to facilitate additional customers on its towers, the Company typically enters into the aforementioned MLA’s with its customers, which provide terms, conditions and pricing parameters for existing and future individual site license agreements.

Staff Comment:

3.	We further note from your response to comment 1 that customer site rental contracts are pooled based on uniformity in expected life; however, all of your customer lease contracts appear to be amortized over the same 20 year period. Please clarify for us how this amortization period reflects the estimated useful lives of the contracts within each pool.

Company Response:

The Company has a history of more than a decade of very low churn rates and very high renewal rates of its customer contracts. See the response to comment 1 for more details as to churn rates. In addition, customer contracts include contractual escalations in their rental prices that average approximately 3% per year. As a result, the customer contracts do not consume economic benefits rapidly. The nationally recognized independent valuation advisor (associated with a nationally recognized registered public accounting firm) used by the Company to assist in the determination of the purchase price allocation for business combinations considers the Company’s economic benefits consumption pattern when assisting the Company with the initial determination of fair value of the customer contract intangible assets. The fair value of customer contracts in the Global Signal acquisition for pools one and two (see the response to comment 4 below) assumed economic benefits for a period in excess of 80 years and 45 years, respectively, with approximately 90% of the fair value attributable to the first 35 years and 20 years, respectively. As disclosed in the Company’s response to comment 4, the fair values for pools three and four are immaterial but also assumed economic benefits for a period in excess of 20 years. Because the customer contracts do not consume their benefits rapidly, in the absence of the requirements of paragraph 11(b) of SFAS 142, the Company would amortize the customer contracts over periods well in excess of 20 years.

However, in accordance with paragraph 11(b) of SFAS 142, the assumed period used to determine fair value of customer contracts in the purchase price allocation for all business combinations, including the Global Signal acquisition, has been shortened to 20 years for determining the useful life for amortization purposes. The shortening to 20 years is based on the maximum related tower asset useful life of 20 years, as a result of the interdependence of the customer contract and the related tower asset. The Company determined that the towers acquired from Global Signal had expected remaining useful lives of 20 years at the time of the acquisition in accordance with GAAP. It is important to note that towers are steel structures that can have considerably long lives when afforded routine maintenance, based in part on the current condition of the Company’s towers acquired since inception See the response to comment 5 for additional information regarding the Company’s tower assets.

Because the Company has shortened the useful life from the period in which the economic benefits are expected to ultimately be consumed, the amortization expense (5% per year) substantially exceeds annual churn rate in the Global Signal acquisition, even before consideration of the benefit of contractual escalations in the rental price. Due to the shortening of the useful life and the low churn rate the Company has experienced, it believes that the straight-line method of amortization is appropriate.

Staff Comment:

4.	With respect to each contract pool, explain to us the facts and circumstances of the underlying contracts including the number of customers included in the pool, the stated contract period and other material terms.

Company Response:

Regarding the Company’s customer contracts in general, the customer contracts are for the lease of space on the Company’s towers by customers for their antennas and other telecommunication equipment. The antennas and other telecommunication equipment are owned by the wireless carriers and not by the Company. The site rental revenues result from long-term contracts and low churn rates of its customer contracts. The Company respectfully directs the Staff to its response to comment 1 for additional information regarding customer contracts.

The customer contract pools in the Global Signal acquisition consisted of contracts with customers (1) in the U.S that were related to towers that the Company owned, (2) in the U.S. related to towers that the Company managed on the behalf of other third parties, (3) in Canada that were related to towers that the Company owned, and (4) in Canada related to towers that the Company managed on the behalf of other third parties. The Company differentiated customer contracts on the towers it owns from those towers that the Company is managing on the behalf of third parties based on the fact that third parties typically do not renew the related management agreements as frequently as do landlords for the land under the towers owned by the Company. In other words, when measuring the fair value of the intangible asset, the assumption with respect to renewal is different not because the customer behavior is different but because the Company believes it has a higher possibility of losing control of the tower under management, and thereby a higher possibility of losing the related revenues. Also, the customer base between the U.S. and Canada is different. The pools included the following additional characteristics:

Pool No.	Customers	No. of Contracts	Fair Value $
			(In millions)
1	1,711	25,994	2,420.3
2	450	1,392	29.2
3	55	95	1.4
4	87	269	4.1

	2,303	27,750	2,455.0

Staff Comment:

5.	Explain to us how you account for existing customer site rental contracts when it becomes necessary for you to take down the related tower or when the related ground lease is terminated.

Company Response:

The Company has determined the unit of account is the pooled group for purposes of applying SFAS 144. See the Company’s response to the comment 2 for a discussion of the Company’s determination of the unit of account. As a result, the customer contract intangible asset would not be adjusted when a tower is taken down or when the related ground lease is terminated. However, the Company does evaluate its customer contract intangibles by pooled group whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The Company has had a history of very few tower dispositions with only 194 towers disposed in the aggregate since 2004, or less than 1% of the Company’s current U.S. tower portfolio. Please also note that the disposition of a tower does not necessarily indicate that the customer contract will no longer provide economic benefit because the Company may attempt to relocate the customer to another of its towers or the Company may build a tower nearby to accommodate the customer. The Company has a history of doing both successfully.

Staff Comment:

6.	In response to comment 2, as a justification for using the straight-line method of amortization, you state “the estimated useful life was shortened from the period in which the economic benefits are expected to ultimately be consumed.” Explain to us how this policy complies with the paragraph 11 of SFAS 142.

Company Response:

The Company respectively requests the Staff to see its response to comment 3.

Staff Comment:

7.	It is unclear to us how your use of the straight-line method of amortization for pools of customer contracts is in compliance with the paragraph 12 of SFAS 142 requirement that the method of amortization reflect the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. When customer contracts are grouped and accounted for as a single asset, the greatest benefits to be realized normally occur in the earliest periods and then dissipate as contracts cancel. This suggests that an accelerated method of amortization should be used. Please advise.

Company Response:

The Company respectively requests the Staff to see its response to comment 3.

Staff Comment:

8.	We note that you record an asset for below-market leases for land under your towers. Tell us how you considered the guidance in paragraph B173 of SFAS 141, which states that the amount by which the terms of a contract are favorable relative to market prices would not necessarily represent the fair value of that contract.

Company Response:

The Company believes paragraph B173 of SFAS 141 is only applicable to the lessor, which the Company has recorded through its customer contract intangible assets. The Company believes its measurement of ground lease fair value based on the terms relative to market prices is consistent with paragraph A10(a) of SFAS 141 that includes an example of an acquired entity that has a lease for a manufacturing facility and the value arising from the operating lease is determined by the favorability of the terms relative to the market prices. The related footnote 28, further clarifies that if the lease terms where unfavorable relative to the market prices SFAS 141 would require a liability to be recorded for such unfavorable lease.

Staff Comment:

9.	Refer to our comment 2 in our letter dated April 29, 2008 regarding your Annual Report on Form 10-K for the year ended December 31, 2007. We note that you indicated that you would disclose the performance targets for your Annual Incentive Plan in future filings but have not done so. Please advise.

Company Response:

The Company believed that it did provide what it indicated it would in its response dated May 12, 2008. However, the Company now understands that its response may not have been abundantly clear and that there may have been a misunderstanding of both the Company’s response by the Staff and the Staff’s subsequent agreement to the Company’s response. The Company realizes that the Staff interpreted the Company’s May 12, 2008 response to mean that it would provide the monetary figures for each performance target. The Company respectively requests that it may disclose in its next proxy statement the monetary figures relating to performance targets for its Annual Incentive Plan. The Company regrets any misunderstanding that resulted from its response.

The Company’s specific response to comment 2 of the April 29, 2008 letter was as follows:

“We anticipate disclosing the extent that quantitative targets relating to the Executive Management Team Annual Incentive Plan are achieved and an overall rating assessment with respect to each named executive officer regarding the achievement of combined qualitative and quantitative targets.”

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage